Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Starwood Hotels & Resorts Worldwide, Inc. (the “Company”) for the registration of debt securities, common stock, preferred stock, warrants, rights and units and to the incorporation by reference therein of our reports dated February 17, 2012 (except Note 2, Note 4, Note 5, Note 7, Note 13 and Note 26, as to which the date is November 26, 2012), with respect to the consolidated financial statements and schedule of the Company, and the effectiveness of internal control over financial reporting of the Company for the year ended December 31, 2011, included in its Current Report on Form 8-K dated November 26, 2012 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

December 5, 2012